UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
145 Bank Street (Webster Plaza)
Waterbury, CT 06702
Telephone (203) 578-2202

WEBSTER BANK RETIREMENT SAVINGS PLAN
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

Retirement Plans Committee
Webster Bank Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Hartford, Connecticut
June 26, 2015

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2014	2013
Assets:
Investments, at fair value:
Registered investment companies	$273,532,033	$252,812,767
Common collective trust fund	24,427,123	24,772,276
Webster Financial Corporation common stock	39,426,327	40,589,214
Cash and cash equivalents	150,726	334,339
Total investments	337,536,209	318,508,596
Receivables:
Employer contributions	1,148,828	824,780
Participant contributions	356,152	764,563
Notes receivable from participants	6,609,715	5,613,261
Other	—	40,697
Total receivables	8,114,695	7,243,301
Net assets reflecting investments at fair value	345,650,904	325,751,897
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(351,567)	(348,705)
Net assets available for benefits	$345,299,337	$325,403,192
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2014	2013
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,177,241	$51,235,950
Interest	3,076	5,059
Dividends	15,317,773	11,331,555
Total gain on investments	20,498,090	62,572,564

Interest income on notes receivable from participants	264,600	231,110

Contributions:
Participant	14,472,205	14,586,158
Employer	10,353,052	10,243,989
Rollover	1,869,814	1,810,220
Total contributions	26,695,071	26,640,367

Total additions	47,457,761	89,444,041

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	27,519,141	27,206,765
Administrative expenses	42,475	42,796
Total deductions	27,561,616	27,249,561

Net increase in net assets available for benefits	19,896,145	62,194,480

Net assets available for benefits
Beginning of year	325,403,192	263,208,712
End of year	$345,299,337	$325,403,192
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2014 and 2013

1. DESCRIPTION OF THE PLAN
The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the full Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since that date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and Fidelity Workplace Services is the record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. A participant's election to make pre-tax contributions to the Plan is completely voluntary. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligible service.
Contributions
Participants are permitted to make pre-tax contributions of up to 25% of their compensation. Effective February 1, 2012, Webster matches 100% of the first 2% of a participant's pre-tax contributions and 50% of a participant's pre-tax contributions greater than 2% but not to exceed 8% of an employee's annual eligible compensation. Participant's total pre-tax contributions are limited to $17,500 during 2014 and 2013. Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. These contributions are limited to $5,500 in 2014 and 2013. Additionally, Webster provides special transition credits ranging from 1% to 6% to certain participants who were age 35 or older on January 1, 2008, if they were active participants in the Webster Bank Pension Plan prior to it being frozen.
Effective January 1, 2013, if a participant fails to make a pre-tax contribution election within 90 days of hire, automatic pre-tax contributions will commence as soon as administratively feasible 90 days following the date on which the participant becomes eligible to make deferral contributions. Effective January 1, 2012, the automatic rate of deferral for new hires is 3% of compensation.
Participant Accounts
Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings or losses, including an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contribution account, rollover account and qualified non-elective contribution account. In general, the vesting of matching contributions is based on years of service. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 100% after two years of service.
Participant Loans
Employees have the ability to borrow up to 50% of their vested account balance, up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (Prime + 1% or such other reasonable rate of interest as the Loan Program Administrator may determine) through payroll deductions. Any required loan application processing fees will be deducted from the participant's account. Loans must generally be repaid within five years through payroll deductions. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.
Payment of Benefits
If the value of a participant's vested account is not greater than $1,000 (including rollover contributions account), vested interests will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant's beneficiary or as a direct rollover to an IRA or another employer plan. If the value of a participant's vested account is greater than $1,000 (including rollover contributions account), vested interests will be paid to the participant at his or her option

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2014 and 2013

either as a lump sum or in installments over a period of time that does not exceed the participant's life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Additionally, the participant may defer payment until their required beginning date. Vested interests greater than $1,000 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant's “normal retirement date” is the date age 65 is attained, and a participant's “required beginning date” is April 1 of the calendar year following the calendar year in which he or she reaches age 70-1/2 or retires, whichever is later.
In the event of a participant's total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.
Forfeitures
During the years ended December 31, 2014 and 2013, employer contributions were reduced by $229,957 and $149,324, respectively, from forfeited non-vested amounts. At December 31, 2014 and 2013 the remaining forfeited non-vested amounts totaled $2,643 and $33,254, respectively. The amounts forfeited during the Plan year will be used first to reinstate the forfeited amounts of certain rehired employees, then to pay plan expenses as required and lastly to reduce the amount of contributions which Webster Bank would otherwise be required to contribute to the Plan.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
The Plan invests in common collective trust funds which invest in fully benefit-responsive investment contracts. These funds are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2014 and 2013

Administrative Expenses
All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the Statements of Changes in Net Assets Available for Benefits.
3. INVESTMENTS
The following table presents investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	At December 31,
	2014		2013
Registered investment companies:
Fidelity Growth Company Fund - Class K	$27,271,123		$23,638,330
American Funds Growth Fund of America Class R5	23,630,314		—	(1)
Fidelity Mid Cap Stock Fund	20,677,285		20,267,721
PIMCO Total Return Fund Institutional Class	18,744,525		21,837,263
Spartan 500 Index Fund - Institutional Class	18,555,395		—	(1)
Fidelity Balanced Fund - Class K	17,549,025		—	(1)
American Funds Growth Fund of America Class R4	—	(1)	22,008,158
Fidelity Diversified International Fund - Class K	—	(1)	16,399,029
Common collective trust fund:
Fidelity Managed Income Portfolio II Class 1 (at contract value)*	24,075,556		24,423,571
Common stock:
Webster Financial Corporation	39,426,327		40,589,214
* The fair value of the Plan's investment in the Fidelity Managed Income Portfolio II Class 1 was $24,427,123 and $24,772,276 at December 31, 2014 and 2013, respectively.
(1) Investment value is < 5% of net assets available for benefits.
A summary of net appreciation in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment type is as follows:

	For the years ended December 31,
	2014	2013
Registered investment companies	$3,535,474	$36,946,517
Webster Financial Corporation common stock	1,641,767	14,289,433
	$5,177,241	$51,235,950

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2014 and 2013

4. FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, quoted market prices are not available. In such instances, fair values are determined using various valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
Fair Value Hierarchy - The three levels within the fair value hierarchy are as follows:

•	Level 1: Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2: Fair value is calculated using inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit ratings, etc.), or inputs that are derived principally or corroborated by market data, by correlation, or other means.

•
Level 3: Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
A description of the valuation methodologies used by the Company is presented below:
Registered investment companies
The Plan uses quoted market prices of identical assets on active exchanges, or Level 1.
Common collective trust fund
The investments currently reside in the Fidelity Managed Income Portfolio II Class 1 Fund. The Plan's interests in the trust are valued based on the net asset values (NAV) reported by the trustee of the funds. Fair values for the underlying assets of the Fidelity Managed Income Portfolio II Class 1 Fund were based on the market approach using quoted prices in active markets or observable inputs used to value certain securities and contracts, or Level 2.
The investments valued at NAV as a practical expedient for fair value have no restrictions on redemptions and there were no unfunded commitments and no plans to sell investments at December 31, 2014 and 2013 other than normal participant redemptions at the stated NAV. The common collective trust fund is designed to deliver safety and stability by preserving principal and accumulated earnings.
Webster Financial Corporation common stock
Webster Financial Corporation common stock is stated at fair value as quoted on an active exchange, or Level 1.
Cash and cash equivalents
Cash and cash equivalents are recorded at cost, plus accrued interest, or Level 1.
Notes receivable from participants
The unpaid principal balance plus any accrued but unpaid interest is an estimate of fair value for notes receivable from participants, as these are fully collateralized by the assets held within each participant account and each carry a variable rate of interest (Prime +1% or such other reasonable rate of interest as the Loan Program Administrator may determine), which is deemed an observable market input. Notes receivable from participants are classified within Level 2 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2014 and 2013

There have been no changes in the valuation methodologies used at December 31, 2014 and 2013, respectively, and there have been no transfers between fair value levels.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	At December 31, 2014
	Total	Level 1	Level 2	Level 3
Registered investment companies
Mutual funds - large cap equity	$122,582,409	$122,582,409	$—	$—
Mutual funds - mid cap equity	41,158,643	41,158,643	—	—
Mutual funds - small cap equity	13,520,665	13,520,665	—	—
Mutual funds - fixed income	23,659,253	23,659,253	—	—
Target retirement funds	66,920,498	66,920,498	—	—
Money market funds	5,690,565	5,690,565	—	—
Common collective trust fund	24,427,123	—	24,427,123	—
Webster Financial Corporation common stock	39,426,327	39,426,327	—	—
Cash and cash equivalents	150,726	150,726	—	—
Total	$337,536,209	$313,109,086	$24,427,123	$—

	At December 31, 2013
	Total	Level 1	Level 2	Level 3
Registered investment companies
Mutual funds - large cap equity	$129,225,833	$129,225,833	$—	$—
Mutual funds - mid cap equity	22,211,169	22,211,169	—	—
Mutual funds - small cap equity	14,634,149	14,634,149	—	—
Mutual funds - fixed income	25,554,286	25,554,286	—	—
Target retirement funds	56,035,280	56,035,280	—	—
Money market funds	5,152,050	5,152,050	—	—
Common collective trust fund	24,772,276	—	24,772,276	—
Webster Financial Corporation common stock	40,589,214	40,589,214	—	—
Cash and cash equivalents	334,339	334,339	—	—
Total	$318,508,596	$293,736,320	$24,772,276	$—
5. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Workplace Services, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $42,475 and $42,796 for the years ended December 31, 2014 and 2013, respectively.
At December 31, 2014 and 2013, the Plan held 1,211,999 shares and 1,301,771 shares of Webster Financial Corporation common stock, respectively, with fair value of $39,426,327 and $40,589,214, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income from Webster Financial Corporation common stock of $844,846 and $653,035 respectively.
Notes receivable from participants of $6,609,715 and $5,613,261 as of December 31, 2014 and 2013, respectively, with interest rates ranging from 3.25% to 9.5% also qualify as party-in-interest transactions. Interest earned on the notes receivable from participants totaled $264,600 and $231,110 for the years ended December 31, 2014 and 2013, respectively.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2014 and 2013

6. PLAN TERMINATION
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the office of the Chairman, which is appointed by Webster Bank's Board of Directors.
7. TAX STATUS
The Plan has received a favorable tax determination letter from the Internal Revenue Service dated April 23, 2014 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The plan document determined by the IRS to be qualified has since been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	At December 31,
	2014	2013
Net assets available for benefits per the financial statements	$345,299,337	$325,403,192
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	351,567	348,705
Net assets available for benefits per Form 5500	$345,650,904	$325,751,897
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500:

	Years ended December 31,
	2014	2013
Net increase in net assets available for benefits per the financial statements	$19,896,145	$62,194,480
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,862	(362,133)
Net increase in net assets available for benefits per Form 5500	$19,899,007	$61,832,347

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2014 and 2013

10. SUBSEQUENT EVENTS
The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2014 through June 26, 2015, the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

WEBSTER BANK
RETIREMENT SAVINGS PLAN
EIN 06-0273620 PLAN NUMBER 003
Schedule H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest		Current Value
Registered investment companies
Fidelity Growth Company Fund - Class K *	207,039	shares	$27,271,123
American Funds The Growth Fund of America Class R5	554,312	shares	23,630,314
Fidelity Mid-Cap Stock Fund*	538,611	shares	20,677,285
PIMCO Total Return Fund Institutional Class	1,758,398	shares	18,744,525
Spartan 500 Index Fund - Institutional Class*	254,672	shares	18,555,395
Fidelity Balanced Fund - Class K*	770,708	shares	17,549,025
Fidelity Diversified International Fund - Class K*	438,277	shares	15,072,341
American Funds Washington Mutual Investors Fund Class R-5	332,255	shares	13,599,198
Vanguard Target Retirement 2020 Fund Investor Shares	455,069	shares	12,951,276
Vanguard Target Retirement 2025 Fund Investor Shares	751,590	shares	12,423,775
Wasatch Small Cap Growth Fund	237,736	shares	11,663,345
T. Rowe Price Equity Income Fund	328,655	shares	10,779,872
Vanguard Target Retirement 2030 Fund Investor Shares	332,344	shares	9,651,256
American Funds Capital World Growth and Income Funds Class R-4	181,309	shares	8,338,421
Vanguard Target Retirement 2035 Fund Investor Shares	379,377	shares	6,768,078
Vanguard Target Retirement 2040 Fund Investor Shares	192,448	shares	5,727,253
Fidelity Treasury Only Money Market Fund*	5,690,507	shares	5,690,507
Vanguard Target Retirement 2015 Fund Investor Shares	356,430	shares	5,449,813
Vanguard Target Retirement 2050 Fund Investor Shares	161,629	shares	4,787,450
Dodge & Cox International Stock Fund	104,161	shares	4,386,237
Vanguard Target Retirement 2045 Fund Investor Shares	218,575	shares	4,076,432
Templeton Global Bond Fund Advisor Class	304,958	shares	3,784,525
Vanguard Target Retirement 2010 Fund Investor Shares	82,753	shares	2,178,055
Vanguard Selected Value Fund Investor Shares	67,707	shares	1,921,529
Royce Pennsylvania Mutual Fund Investment Class	142,871	shares	1,857,320
Vanguard Total Retirement Income Fund Investor Shares	126,098	shares	1,627,926
Vanguard Total Bond Market Index Fund Admiral Shares	103,974	shares	1,130,203
Spartan Extended Market Index Fund - Fidelity Advantage Class*	18,318	shares	1,010,804
Vanguard Target Retirement 2055 Fund Investor Shares	30,178	shares	965,079
Spartan International Index Fund - Fidelity Advantage Class*	25,511	shares	949,508
Vanguard Target Retirement 2060 Fund Investor Shares	11,138	shares	314,105
Fidelity Money Market Trust Retirement Money Market Portfolio*	58	shares	58
			273,532,033
Common collective trust fund
Fidelity Managed Income Portfolio II Class 1*	24,075,556	units	24,427,123

Common stock
Webster Financial Corporation *	1,211,999	shares	39,426,327

Cash and cash equivalents
Fidelity Brokerage Link *	—		150,726

Notes receivable from participants
Notes receivable from participants*	Varying maturity dates with interest rates ranging from 3.25% to 9.5%		6,609,715

	Total		$344,145,924
* Party-in-interest
Note: Investments are participant directed, therefore, cost information is not required.
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 26, 2015	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 26, 2015	By:	/s/ Bernard Garrigues
Bernard Garrigues
Member of the Retirement Plans Committee

Date:	June 26, 2015	By:	/s/ Gregory S. Madar
Gregory S. Madar
Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm